UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CADELER A/S: Notification of major shareholding

Copenhagen, 2 November 2026: Cadeler A/S (“Cadeler” and together with its consolidated subsidiaries, the “Cadeler Group”) hereby announces that it has received the following major shareholder notification pursuant to Section 38 of the Danish Capital Markets Act and Section 55 of the Danish Companies Act, respectively, regarding direct and indirect holdings of shares in Cadeler.

Cadeler plc’s direct shareholding in Cadeler has changed in connection with the final results and initiation of settlement of the share exchange offer (the “Offer”) by Cadeler plc in connection with the contemplated redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom. For further information, reference is made to the stock exchange announcement published by Cadeler on 2 November 2026 regarding final results of the Offer.

In connection with the Offer, Cadeler plc has acquired 355,404,839 Cadeler shares, each with a nominal value of DKK 1.00, which include 11,156,931 Cadeler shares represented by American Depositary Shares (each representing four (4) Cadeler shares), in aggregate corresponding to approximately 92.06% of the total share capital and voting rights in exchange for 355,404,838 shares in Cadeler plc, each with a nominal value of USD 1.00.

Cadeler plc is a public limited company incorporated under the laws of England and Wales under the company registration number 16337636 with its registered address at Avocet Court, 8 Central Avenue, St. Andrews Business Park, Norwich NR7 0HR, United Kingdom. Cadeler plc is not controlled by any natural person or legal entity. The shareholders of Cadeler plc consist of the shareholders in Cadeler who have tendered their Cadeler shares pursuant to the Offer.

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler

Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer